Exhibit 99.B(h)(7)

EXPENSE LIMITATION AGREEMENT

THIS AGREEMENT, dated as of February 28, 2017, is made and entered into by and between The Boston Trust & Walden Funds, a Massachusetts business trust (the “Trust”), on behalf of the investment series set forth on Schedule A attached hereto (the “Fund”), and Boston Trust Investment Management, Inc.(the “Adviser”).

WHEREAS, the Adviser has been appointed the investment adviser of Fund pursuant to an Investment Advisory Agreement between the Trust and the Adviser dated September 30, 2014 (the “Advisory Agreement”); and

WHEREAS, the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Fund;

NOW, THEREFORE, the Trust and the Adviser hereby agree as follows:

1.             The Adviser agrees, subject to Section 2 hereof, to reduce the fees payable to it under the Advisory Agreement (but not below zero) and/or reimburse other expenses of the Fund, to the extent necessary to limit the total operating expenses of each class of shares of the Fund (exclusive of brokerage costs, interest, taxes, dividends, litigation expenses, indemnification, expenses associated with the investments in underlying investment companies and extraordinary expenses (as determined under generally accepted principles) (“Operating Expenses”)), to the amount of the “Maximum Operating Expense Limit” applicable to each class of each Fund as set forth across from the name of each respective class of the Fund on the attached Schedule A.

2.             Each Fund agrees to pay to the Adviser the amount of fees (including any amounts foregone through limitation or reimbursed pursuant to Section 1 hereof) that, but for Section 1 hereof, would have been payable by the Fund to the Adviser pursuant to the Advisory Agreement or which have been reimbursed in accordance with Section 1 (the “Deferred Fees”), subject to the limitations provided in this Section.  Such repayment shall be made monthly, but only if the operating expenses of the Fund (exclusive of Operating Expenses), without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets of the Fund) equal to or less than the “Maximum Operating Expense Limit” for each respective class of shares of the Fund, as set forth on Schedule A.  Furthermore, the amount of Deferred Fees paid by a Fund in any month shall be limited so that the sum of (a) the amount of such payment and (b) the other operating expenses of the Fund (exclusive of Operating Expenses) do not exceed the above-referenced “Maximum Operating Expense Limit” for such Fund.

Deferred Fees are subject to full or partial repayment by a Fund within the three fiscal years following the fiscal year in which the expenses occurred if the Fund is able to make the repayment without exceeding its current Maximum Operating Expense Limit or the Maximum Operating Expense Limit in place at the time of the initial waiver and/or reimbursement.  In no event will a Fund be obligated to pay any fees waived or deferred by the Adviser with respect to any other series of the Trust.

3.             This Agreement shall automatically renew effective May 1 of each year, until such time as the Adviser provides written notice of non-renewal to the Trust.  Such annual renewal will have the effect of extending this Agreement for an additional one-year term.  Any notice of non-renewal of this Agreement shall be prospective only, and shall not affect the Adviser’s or the Trust’s existing obligations under this Agreement.

4.             A copy of the Agreement and Declaration of Trust establishing the Trust is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this Agreement is executed by the Trust on behalf of the Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

THE BOSTON TRUST & WALDEN FUNDS		BOSTON TRUST INVESTMENT MANAGEMENT, INC.

By:	/s/ Lucia Santini	By:	/s/ Lucia Santini

Name:	Lucia Santini	Name:	Lucia Santini

Title:	President	Title:	President

SCHEDULE A

to the Expense Limitation Agreement
Between The Boston Trust & Walden Funds and
Boston Trust Investment Management, Inc.

OPERATING EXPENSE LIMITS

Fund Name and Share Class	Maximum Operating Expense Limit*
Boston Trust Asset Management Fund	1.00%
Boston Trust Equity Fund	1.00%
Boston Trust Midcap Fund	1.00%
Boston Trust SMID Cap Fund	0.75%
Boston Trust Small Cap Fund	1.00%
Walden Asset Management Fund	1.00%
Walden Equity Fund	1.00%
Walden Midcap Fund	1.00%
Walden SMID Cap Fund	1.00%
Walden Small Cap Fund	1.00%
Walden International Equity Fund	1.15%

THE BOSTON TRUST & WALDEN FUNDS (f/k/a The Coventry Group)		BOSTON TRUST INVESTMENT MANAGEMENT, INC.

By:	/s/ Lucia Santini	By:	/s/ Lucia Santini

Name:	Lucia Santini	Name:	Lucia Santini

Title:	President	Title:	President

*    Expressed as a percentage of the Fund’s average daily net assets.